SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
 (Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
 Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒      Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐      No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 11, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
By:	/s/ PEDRO TOLL

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$8.0 million for the Second Quarter of 2005

Second Quarter 2005 Financial Highlights

•

Net income in the second quarter of 2005 amounted to US$8.0 million, compared to US$40.1 million in the first quarter of 2005, and US$24.3 million in the second quarter of 2004.  The results reflect a US$30.3 million quarter-to-quarter reduction in credit provision reversals and in recoveries of impairment losses on securities.

•

Disbursements amounted to US$1.4 billion, a 28.0% increase over the US$1.1 billion disbursed in the first quarter.  The trade portfolio reached US$2.3 billion at June 30, 2005, an increase of US$65.5 million, or 2.9% compared to March 31, 2005, and up US$433.1 million, or 23.4% since June 30, 2004.  Compared to the first quarter of 2005, interest income on accruing assets grew 8% to US$23.5 million.

•

During the quarter, the Argentine credit portfolio decreased by US$10.2 million, or 10.1%, to US$91.3 million.  Net of allowances for credit losses, the Argentine credit portfolio at June 30, 2005, stood at US$41.4 million.

•	In August 2005, Bladex signed an agreement to raise US$235 million through a three-year, unsecured, syndicated revolving credit facility.

Panama City, Republic of Panama, August 10, 2005 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or “the Bank”) announced today its results for the second quarter ended June 30, 2005.

The table below depicts selected key figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

	6M04	6M05	2Q04	1Q05	2Q05

Net Income (US$ million)	$54.1	$48.2	$24.3	$40.1	$8.0

EPS (*)	$1.37	$1.24	$0.62	$1.03	$0.21

Return on Average Equity	18.0%	15.2%	15.8%	24.4%	5.3%

Tier 1 Capital Ratio	41.2%	46.5%	41.2%	41.6%	46.5%

Net Interest Margin	1.70%	1.63%	1.72%	1.66%	1.60%

(*) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, CEO of Bladex stated the following regarding the quarter’s results:

“The second quarter marked the first period during the last two years in which provision entries did not play a major role in shaping our results.  Therefore, our results were driven largely by the execution of our commercial strategy and current market dynamics.

This quarter, our ability to generate new business continued to strengthen.  Disbursements exceeded US$1.4 billion, up 28.0%, while the trade portfolio balance grew by nearly 3%, in spite of US$70 million in pre-payments, which for the first time became a factor in this segment of our business.  We believe that these pre-payments reflect the same underlying macroeconomic reality that continues to exert pressure on lending margins and fees: an unprecedented level of U.S. Dollar liquidity, which is bringing about a de-leveraging of corporate balance sheets.

In-line with our plan announced earlier in the year, part of our short-term response to market conditions relies on the use of our balance sheet strength to secure funding on the best possible terms to support the growth of our operating income over the coming quarters.  Along these lines, we recently accessed the debt capital markets for the first time since 2001, under some of the best conditions in the Bank’s recent history.  Our successful US$235 million bank syndication was consistent with this approach.

From a Latin American market perspective, the quarter saw levels of uncertainty generally on the rise. While most of this was expected as we enter a period of elections in a number of countries in our region, this volatility evidences the region’s continuing vulnerability to shifts in macroeconomic and political fundamentals.  Bladex has assessed the changing business and risk scenarios, and has made adjustments as necessary.

For the balance of the year, we remain committed to executing our medium-term strategy: focusing on profitable growth in our intermediation activities, while developing new sources of revenue and improving efficiency.”

BUSINESS OVERVIEW

The following graph illustrates the Bank’s outstanding credit portfolio for the dates indicated.

The US$65.5 million increase in the trade portfolio during the second quarter of 2005 was partially offset by the US$35.3 million reduction in the non-trade and non-accruing credit portfolio.  The country distribution of the Bank’s credit portfolio is shown in Exhibit VIII.

Credit disbursements during the second quarter of 2005 amounted to US$1.4 billion, compared to US$1.1 billion during the first quarter of 2005, and US$1.2 billion during the second quarter of 2004.

NET INTEREST INCOME AND MARGINS

The table below shows the Bank’s net interest income, net interest margin (defined as net interest income divided by the average balance of interest-earning assets), and net interest spread (defined as average yield earned on interest-earning assets, less the average rate paid on interest-bearing liabilities) for the periods indicated:

(In US$ million, except percentages)

	6M04	6M05	2Q04	1Q05	2Q05

Interest Income:

Accruing assets	$26.9	$45.3	$13.1	$21.8	$23.5

Non-accruing assets	10.3	6.4	4.6	4.9	1.5

Interest Expense	(14.8)	(30.6)	(6.6)	(15.5)	(15.1)

Net Interest Income	$22.4	$21.1	$11.1	$11.1	$9.9

Net Interest Margin	1.70%	1.63%	1.72%	1.66%	1.60%

Net Interest Spread	1.15%	0.65%	1.19%	0.70%	0.60%

The decrease in the net interest income, net interest margin, and net interest spread during the second quarter of 2005, compared to the first quarter of 2005, and during the first six months of 2005 in comparison to the first six months of 2004, was mainly due to lower interest collections on the Bank’s non-accruing assets, resulting from principal reductions in the Argentine portfolio.

The increase in interest income on accruing assets and interest expense for the first six months of 2005 compared to the same period in 2004 was mostly due to the increase in market interest rates (Libor).

COMMISSION INCOME

The following table shows the components of commission income for the periods indicated:

(In US$ thousands)

	6M04	6M05	2Q04	1Q05	2Q05

Letters of credit	$2,031	$1,221	$907	$650	$571
Guarantees:
Country risk guaranty	608	433	302	184	249
Other guarantees	250	801	120	669	132

Loans and other	345	177	169	94	82

Commission Income	$3,233	$2,631	$1,498	$1,598	$1,034

Commission Expense	(76)	(20)	(27)	(11)	(9)

Commission Income, net	$3,157	$2,611	$1,471	$1,587	$1,024

Commission income, net, for the second quarter of 2005 decreased US$563 thousand, or 35%, compared to the first quarter of 2005, mostly due to restructured loan fees that were recognized in the first quarter of 2005 when the related loans were prepaid.

During the first six months of 2005, net commission income decreased by US$546 thousand, or 17%, mostly due to lower pricing in the letter of credit business and the country risk guaranty business.

REVERSAL OF PROVISION FOR CREDIT LOSSES

(In US$ million)

	6M04	6M05	2Q04	1Q05	2Q05

Reversal of provision for loan losses	$39.0	$25.7	$20.6	$19.8	$5.9

Reversal (provision) for off-balance sheet credit risk	(0.2)	(0.3)	(3.2)	3.0	(3.3)

Total Reversal of provision for credit losses	$38.8	$25.4	$17.4	$22.8	$2.6

In terms of specific and generic provisions, the US$2.6 million reversal of provisions for credit losses for the second quarter of 2005 was mainly the net result of:

i.	US$11.5 million net decreases in specific reserves assigned mostly to restructured credits in Argentina and Brazil, resulting from principal payments on these credits; and

ii.	US$9.0 million net increases in generic reserves in-line with increased country risk levels.

For the first six months of 2005, credit provision reversals amounted to US$25.4 million, compared to US$38.8 million during the first six months of 2004.  The US$13.4 million decline was mainly due to reduced credit exposure in Argentina  (For additional information, please refer to the Asset Quality section on page 9).

RECOVERY OF IMPAIRMENT LOSS ON SECURITIES

During the first half of 2005, the Bank recovered US$10.1 million in impairment losses on securities, mainly as a result of:

i.	Payments and pre-payments of obligations from two Argentine clients, which resulted in a recovery of US$10.7 million; and

ii.	The charge-off of an Argentine investment security for US$0.9 million (book value), which resulted in a US$0.6 million impairment loss charge.

OPERATING EXPENSES

The following table shows a breakdown of the components of operating expenses for the periods indicated:

(In US$ thousands)

	6M04	6M05	2Q04	1Q05	2Q05

Salaries and other employee expenses	$4,870	$5,823	$2,493	$3,096	$2,728

Depreciation of premises and equipment	697	484	338	244	240

Professional services	1,376	1,525	870	639	886

Maintenance and repairs	605	571	349	282	289

Other operating expenses	2,867	2,847	1,676	1,373	1,474

Total Operating Expenses	$10,415	$11,249	$5,727	$5,633	$5,616

2Q05 vs. 1Q05

Operating expenses decreased US$17 thousand, or 0.3%, in the second quarter of 2005 compared to the first quarter of 2005, mainly due to lower salary expenses, partially offset by an increase in consulting fees related to the Bank’s new technology platform.

6M05 vs. 6M04

Operating expenses increased US$0.8 million, or 8% in the first half of 2005, compared to the first half of 2004, mainly due to increased salary and other employee expenses, primarily associated with the addition of new members to the commercial team, and consulting fees related to new product development and the upgrade in the Bank’s technology platform.

CREDIT PORTFOLIO

The geographic composition of the Bank’s credit portfolio (excluding the non-accruing portfolio) by client type and transaction type for the dates indicated, was as follows:

	Brazil	Mexico	Caribbean and Central America	Other South America	Other	Total 30-JUN-05	Total 31-MAR-05	Total 30-JUN-04

Client type

Financial Entities	81%	74%	77%	85%	100%	81%	78%	80%

Non-Financial Entities	19%	26%	23%	15%	0%	19%	22%	20%

Transaction type

Trade	90%	73%	84%	68%	100%	81%	80%	78%

Non-Trade	10%	27%	16%	32%	0%	19%	20%	22%

As of June 30, 2005, 79% of the Bank’s outstanding credit portfolio (excluding the non-accruing portions), was scheduled to mature within the next year, unchanged from March 31, 2005, compared to 85% as of June 30, 2004.  The distribution of the Bank’s credit portfolio at June 30, 2005 was as follows:

Brazilian Exposure

The following table sets forth information regarding the Bank’s Brazilian exposure for the periods indicated:

(In US$ million)

	June 30, 2005				Mar. 31, 2005	Jun. 30, 2004

	Loans	Investment Securities	Contingencies	Total	Total	Total

Nominal Value	$1,096.2	$15.0	$213.8	$1,325.0	$1,278.6	$1,253.0

Fair value adjustments	n.a.	(0.2)	n.a.	(0.2)	(0.3)	0.7

Credit Portfolio	$1,096.2	14.8	213.8	1,324.8	$1,278.2	$1,253.7

Allowance for credit losses	(31.1)	n.a.	(10.1)	(41.1)	(41.9)	(34.3)

Net Exposure	$1,065.1	$14.8	$203.7	$1,283.6	$1,236.3	$1,219.4

At June 30, 2005, the Bank’s non-accruing credit portfolio in Brazil amounted to US$36.2 million, compared to US$41.9 million at March 31, 2005, and US$42.8 million at June 30, 2004.  Of the US$36.2 million total, US$30.8 million is related to a restructured loan, which is current in interest and principal.  The US$5.4 million balance represents a loan to a financial institution, US$5.1 million of which is past due.

As of June 30, 2005, the allowance for credit losses allocated to Brazil totaled US$41.1 million, including a US$12.7 million specific allowance assigned to the non-accruing loans.

Argentine Exposure

The graph below sets forth information regarding the Bank’s Argentine exposure for the periods indicated:

The Bank’s net exposure in Argentina and the components thereof at the dates indicated are presented in the following table:

(In US$ million)

	June 30, 2005				Mar. 31, 2005	Jun. 30, 2004

	Loans	Investment Securities	Contingencies	Total	Total	Total

Nominal Value (“gross portfolio”)	$71.2	$0.0	$20.1	$91.3	$101.5	$364.4

Impairment loss on securities	n.a.	0.0	0.0	0.0	0.0	(4.3)

Credit Portfolio	71.2	0.0	20.1	91.3	101.5	360.1

Specific allowance for credit losses	(34.8)	n.a.	(15.2)	(49.9)	(55.7)	(158.2)

Net Exposure	$36.4	$0.0	$5.0	$41.4	$45.8	$201.9

The US$10.2 million, or 10.1% reduction in the Argentine credit portfolio during the second quarter of 2005 was mainly due to:

i.	Scheduled principal loan and contingency payments in the amount of US$8.7 million; and

ii.	Changes resulting from foreign currency (Euro) exchange rates of US$1.5 million.

The US$268.8 million, or 74.6%, Argentine credit portfolio reduction from June 30, 2005 to June 30, 2004, was primarily a result of:

i.	Principal loan and contingency payments and pre-payments of US$228.4 million;

ii.	The sale of loans and investment securities totaling US$38.3 million;

iii.	Fair value adjustments of investment securities and the impact of changes in foreign currency (Euro) exchange rates of US$1.2 million; and

iv.	Charge-off of an Argentine investment security for US$0.9 million (book value).

The Bank’s credit portfolio in the country is denominated in U.S. dollars (78%) and Euros (22%).  Credit portfolio exposure consists of 60% in state owned banks, 20% in subsidiaries of U.S. and European banks, and 20% in non-financial entities.

Interest payments on non-accruing Argentine credits are recorded on a cash basis.  The Bank collected interest from Argentine borrowers in the amount of US$1 million during the second quarter of 2005, compared to US$4 million during the first quarter of 2005, and US$4 million during the second quarter of 2004.  During the second quarter of 2005, 100% of the interest payments due and payable were received within the quarter, compared to 99% during the first quarter of 2005, and 97% during the second quarter of 2004.  Although significant amounts of interest have been received on a consistent basis from most of the Bank’s borrowers in Argentina, the Bank allocates loan loss allowances to this portfolio based on estimated future cash flow projections and other factors.

The composition and maturity profile of the Bank’s remaining Argentine credit portfolio as of June 30, 2005 was as follows:

(In US$ million, except percentages)

Argentine Credit Portfolio Status	Outstanding as of Jun. 30, 2005		Repayment Schedule
		%	2005	2006	2007	2008-2009

Accruing Status

Performing	$12	13%	$1	$2	$3	$6

Non-Accruing Status

Performing under original terms	20	22%	6	11	2	0

Restructured and performing under renegotiated terms	59	65%	12	22	18	7

Total Non-Accruing	79	87%	19	33	20	7

Total	$91	100%	$20	$36	$23	$13

The “Restructured and performing under renegotiated terms” portfolio has an average term to maturity of approximately 16 months.

ASSET QUALITY

The following table sets forth changes in the Bank’s allowance for credit losses for each of the quarters ended on the dates indicated:

(In US$ million)

	30-JUN-04	30-SEP-04	31-DEC-04	31-MAR-05	30-JUN-05

Allowance for credit losses
At beginning of period	$236.9	$220.8	$200.0	$139.5	$111.7
Reversals charged to expense	(17.4)	(23.7)	(49.7)	(22.8)	(2.6)
Credit recoveries (1)	1.3	4.6	0.5	0.1	0.0
Credits written-off against the allowance	0.0	(1.6)	(11.4)	(5.1)	0.0

Balance at end of period	$220.8	$200.0	$139.5	$111.7	$109.1

(1) In 2004 and 1Q05, consisted solely of Argentine loan recoveries.

As of June 30, 2005, the allowance for credit losses and the Bank’s loan and contingencies portfolio on a per country basis were as follows:

(In US$ million)

	March 31, 2005		June 30, 2005		Change (Jun. 30, 2005 vs. Mar. 31, 2005)

	Loans and Contingencies (Nominal Value)	Allowance for credit losses	Loans and Contingencies (Nominal Value)	Allowance for credit losses	Loans and Contingencies (Nominal Value)	Allowance for credit losses

Argentina	$102	$56	$91	$50	$(10)	$(6)

Brazil	1,243	42	1,310	41	67	(1)

Other Countries	1,371	14	1,433	18	62	4

Total	$2,715	$112	$2,834	$109	$120	$(3)

As of June 30, 2005, the Bank had past due loans of US$5.1 million.  The remainder of the Bank’s credit portfolio was current in principal payments and had US$1.8 thousand in interest past due.

PERFORMANCE AND CAPITAL RATIOS

The following table sets forth the return on average stockholders’ equity and the return on average assets for the periods indicated:

	6M04	6M05	2Q04	1Q05	2Q05

ROE (return on average stockholders’ equity)	18.0%	15.2%	15.8%	24.4%	5.3%

ROA (return on average assets)	4.4%	3.7%	4.0%	6.1%	1.3%

The decline in ROE and ROA in the second quarter of 2005 compared to the first quarter of 2005 was mainly due to a combination of lower reversals of provisions for credit losses related to the Argentine credit portfolio and higher generic provisions for credit losses.

Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank’s Tier 1 and Total Capital Ratios at the dates indicated would be as follows:

	30-JUN-04	31-MAR-05	30-JUN-05

Tier 1 Capital Ratio	41.2%	41.6%	46.5%

Total Capital Ratio	42.4%	42.9%	47.7%

At June 30, 2005, the total number of common shares outstanding was 38.6 million, compared to 38.9 at March 31, 2005, and compared to 39.4 million at June 30, 2004.  The decrease in the number of common shares outstanding was principally the result of the share repurchase program approved on August 5, 2004.

EVENTS

•

Quarterly Common Dividends – On July 15, 2005, Bladex paid the quarterly dividend of US$0.15 per common share corresponding to the second quarter of 2005 to all common shareholders registered as of July 5, 2005.

Note: Various numbers and percentages set out in this press release have been rounded and, accordingly, may not total exactly.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the trade portfolio, the increase in the number of the Bank’s clients, the increase in activities engaged in by the Bank that are derived from the Bank’s trade finance client base, anticipated operating income in future periods, the improvement in the financial strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the possibility that the Bank will need to renegotiate, restructure or write-off certain of its Argentine loans; the possibility of pre-payments; the anticipated growth of the Bank’s trade finance portfolio; the continuation of the Bank’s preferred creditor status; the effects of increased interest rates on the Bank’s financial condition; the implementation of the Bank’s strategies and initiatives, including its revenue diversification strategy; the pending applications in the United States to open a representative office in Miami, Florida; the adequacy of the Bank’s allowance for credit losses to address the likely impact of the Argentine crisis and other credit risks on the Bank’s loan portfolio; the necessity of making additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; and the adequacy of the Bank’s sources of liquidity to cover large deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through June 30, 2005, Bladex had disbursed accumulated credits of over US$131 billion.

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,

	(A) Jun. 30, 2004	(B) Mar. 31, 2005	(C) Jun. 30, 2005	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$thousands, except percentages)
ASSETS
Cash and due from banks	$747	$726	$817	$90	12%	$70	9%
Interest-bearing deposits with banks (1)	224,501	246,150	163,300	(82,850)	(34)	(61,200)	(27)
Securities purchased under agreements to resell	112,433	0	0	0	0	(112,433)	(100)
Securities available for sale	43,273	147,026	57,928	(89,098)	(61)	14,655	34
Securities held to maturity	28,722	27,623	27,258	(365)	(1)	(1,464)	(5)
Loans	2,209,417	2,311,880	2,244,095	(67,785)	(3)	34,678	2
Less:
Allowance for loan losses	(186,624)	(81,568)	(75,705)	5,863	(7)	110,919	(59)
Unearned interest income and commission	(5,169)	(5,119)	(3,964)	1,155	(23)	1,205	(23)

Loans, net	2,017,623	2,225,193	2,164,426	(60,767)	(3)	146,802	7

Customers’ liabilities under acceptances	50,356	59,093	58,584	(509)	(1)	8,228	16
Premises and equipment	3,726	3,460	3,290	(171)	(5)	(436)	(12)
Accrued interest receivable	11,218	20,089	20,315	226	1	9,097	81
Other assets	6,397	44,584	4,743	(39,841)	(89)	(1,654)	(26)

TOTAL ASSETS	$2,498,995	$2,773,943	$2,500,659	$ (273,284)	(10)%	$1,664	0%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing - Demand	$16,426	$13,818	$21,432	$7,614	55%	$5,006	30%
Interest-bearing - Time	824,625	809,606	883,629	74,024	9	59,005	7

Total Deposits	841,051	823,424	905,061	81,638	10	64,010	8

Short-term borrowings	510,417	750,666	521,586	(229,080)	(31)	11,169	2
Medium and long-term borrowings and placements	405,007	389,287	341,377	(47,909)	(12)	(63,630)	(16)
Acceptances outstanding	50,356	59,093	58,584	(509)	(1)	8,228	16
Accrued interest payable	5,602	12,574	12,591	17	0	6,988	125
Derivatives financial instruments - liabilities	4,876	0	0	0	0	(4,876)	(100)
Reserve for losses on off-balance sheet credit risk	34,134	30,125	33,411	3,286	11	(723)	(2)
Redeemable preferred stock	8,248	8,829	6,753	(2,076)	(24)	(1,495)	(18)
Other liabilities	9,535	92,584	16,083	(76,501)	(83)	6,548	69

TOTAL LIABILITIES	$1,869,226	$2,166,582	$1,895,446	$ (271,135)	(13)%	$26,220	1%

STOCKHOLDERS’ EQUITY
Common stock, no par value	279,978	279,978	279,979
Capital surplus	133,817	134,022	133,785
Capital reserves	95,210	95,210	95,210
Retained earnings	197,239	190,178	192,463
Treasury stock	(85,570)	(92,846)	(97,928)
Accumulated other comprehensive income	9,094	819	1,704

TOTAL STOCKHOLDERS’ EQUITY	$629,768	$607,362	$605,213	$ (2,149)	(0)%	$ (24,555)	(4)%

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,498,995	$2,773,943	$2,500,659	$ (273,284)	(10)%	$1,664	0%

(1)	Interest-bearing deposits with banks includes pledged certificates of deposit in the amount of US$4.2 million at June 30, 2005 and at March 31, 2005, and US$2.2 million at June 30, 2004.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED

	(A) Jun. 30, 2004	(B) Mar. 31, 2005	(C) Jun. 30, 2005	(C) - (B) CHANGE	%	(C) - (A) CHANGE	%

	(In US$thousands, except percentages and per share amounts)
INCOME STATEMENT DATA:
Interest income	$17,687	$26,676	$25,061	$ (1,615)	(6)%	$7,375	42%
Interest expense	(6,632)	(15,528)	(15,122)	406	(3)	(8,489)	128

NET INTEREST INCOME	11,054	11,148	9,939	(1,208)	(11)	(1,115)	(10)
Reversal of provision for loan losses	20,638	19,819	5,863	(13,955)	(70)	(14,775)	(72)

NET INTEREST INCOME AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	31,692	30,966	15,803	(15,164)	(49)	(15,890)	(50)

OTHER INCOME (EXPENSE):
Commission income, net	1,471	1,587	1,024	(563)	(35)	(447)	(30)
Reversal (provision) for losses on off-balance sheet credit risk	(3,212)	2,977	(3,286)	(6,263)	(210)	(74)	2
Derivatives and hedging activities	(89)	0	0	0	n.a. (*)	89	(100)
Recovery of impairment loss on securities	0	10,069	0	(10,069)	(100)	0	n.a. (*)
Gain on sale of securities available for sale	332	152	93	(59)	(39)	(239)	(72)
Gain (loss) on foreign currency exchange	(205)	(0)	20	21	(4,267)	226	(110)
Other income (expense)	1	1	1	(0)	(1)	(0)	(3)

NET OTHER INCOME (EXPENSE)	(1,702)	14,786	(2,147)	(16,933)	(115)	(445)	26

OPERATING EXPENSES:
Salaries and other employee expenses	(2,493)	(3,096)	(2,728)	368	(12)	(234)	9
Depreciation of premises and equipment	(338)	(244)	(240)	4	(2)	98	(29)
Professional services	(870)	(639)	(886)	(247)	39	(16)	2
Maintenance and repairs	(349)	(282)	(289)	(7)	2	60	(17)
Other operating expenses	(1,676)	(1,373)	(1,474)	(101)	7	202	(12)

TOTAL OPERATING EXPENSES	(5,727)	(5,633)	(5,616)	17	(0)	111	(2)

NET INCOME	$24,263	$40,119	$8,040	$(32,079)	(80)	$(16,224)	(67)

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$24,263	$40,119	$8,040	$(32,079)	(80)%	$(16,224)	(67)%

PER COMMON SHARE DATA:
Net income per share	0.62	1.03	0.21
Diluted earnings per share	0.61	1.02	0.21

COMMON SHARES OUTSTANDING:
Period average	39,353	38,895	38,738

PERFORMANCE RATIOS:
Return on average assets	3.98%	6.06%	1.29%
Return on average stockholders’ equity	15.81%	24.43%	5.30%
Net interest margin	1.72%	1.66%	1.60%
Net interest spread	1.19%	0.70%	0.60%
Total operating expenses to total average assets	0.94%	0.85%	0.90%

(*) “n.a.” means not applicable.

EXHIBIT III

SUMMARY CONSOLIDATED FINANCIAL DATA
(Consolidated Statement of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE SIX MONTHS ENDED JUNE 30,

	2004	2005

(In US$ thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income	$22,377	$21,087
Reversal of provision for loan losses and off-balance sheet credit risk	38,815	25,373
Commission income, net	3,157	2,611
Derivatives and hedging activities	24	0
Recovery of impairment loss on securities	0	10,069
Gain on sale of securities available for sale	332	246
Gain (loss) on foreign currency exchange	(206)	20
Other income (expense)	9	2
Operating expenses	(10,415)	(11,249)

NET INCOME	$54,093	$48,158

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$54,093	$48,158

BALANCE SHEET DATA:
Securities purchased under agreements to resell	112,433	0
Investment securities	71,995	85,186
Loans, net	2,017,623	2,164,426
Total assets	2,498,995	2,500,659
Deposits	841,051	905,061
Short-term borrowings	510,417	521,586
Medium and long-term borrowings and placements	405,007	341,377
Total liabilities	1,869,226	1,895,446
Stockholders’ equity	629,768	605,213

PER COMMON SHARE DATA:
Net income per share	1.37	1.24
Diluted earnings per share	1.37	1.23
Book value (period average)	15.39	16.41
Book value (period end)	16.00	15.68

COMMON SHARES OUTSTANDING:
Period average	39,353	38,816
Period end	39,353	38,590

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	4.35%	3.75%
Return on average stockholders’ equity	17.97%	15.25%
Net interest margin	1.70%	1.63%
Net interest spread	1.15%	0.65%
Total operating expenses to total average assets	0.84%	0.88%

ASSET QUALITY RATIOS:
Non-accruing loans and investments to total loan and investment portfolio (1)	15.57%	4.09%
Charge offs net of recoveries to total loan portfolio (1)	-0.06%	0.22%
Allowance for loan losses to total loan portfolio (1)	8.47%	3.38%
Allowance for loan losses to non-accruing loans	50.92%	79.59%
Allowance for losses on off-balance sheet credit risk to total Contingencies	9.13%	5.63%

CAPITAL RATIOS:
Stockholders’ equity to total assets	25.20%	24.20%
Tier 1 capital to risk-weighted assets	41.17%	46.49%
Total capital to risk-weighted assets	42.42%	47.74%

(1) Loan portfolio is presented net of unearned interest income and commission.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE SIX MONTHS ENDED JUNE 30,

	2004	2005	CHANGE	%

	(In US$ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income	$37,195	$51,737	$14,542	39%
Interest expense	(14,818)	(30,650)	(15,832)	107

NET INTEREST INCOME	22,377	21,087	(1,290)	(6)
Reversal of provision for loan losses	38,976	25,682	(13,294)	(34)

NET INTEREST INCOME AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	61,353	46,769	(14,584)	(24)

OTHER INCOME (EXPENSE):
Commission income, net	3,157	2,611	(546)	(17)
Provision for losses on off-balance sheet credit risk	(161)	(309)	(148)	92
Derivatives and hedging activities	24	0	(24)	(100)
Recovery of impairment loss on securities	0	10,069	10,069	n.a.
Gain on sale of securities available for sale	332	246	(87)	(26)
Gain (loss) on foreign currency exchange	(206)	20	226	(110)
Other income (expense)	9	2	(8)	(82)

NET OTHER INCOME (EXPENSE)	3,156	12,639	9,483	300

OPERATING EXPENSES:
Salaries and other employee expenses	(4,870)	(5,823)	(953)	20
Depreciation of premises and equipment	(697)	(484)	213	(31)
Professional services	(1,376)	(1,525)	(148)	11
Maintenance and repairs	(605)	(571)	34	(6)
Other operating expenses	(2,867)	(2,847)	20	(1)

TOTAL OPERATING EXPENSES	(10,415)	(11,249)	(834)	8

NET INCOME	$54,093	$48,158	$(5,935)	(11)%

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,

	June 30, 2004			March 31, 2005			June 30, 2005

	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$201,083	$516	1.02%	$142,246	$871	2.45%	$162,509	$1,206	2.94%
Securities purchased under agreements to resell	129,374	590	1.80	0	0	n.a. (*)	0	0	n.a. (*)
Loans, net of unearned interest income & commission	1,793,826	10,791	2.38	2,158,586	18,174	3.37	2,106,566	20,570	3.86
Impaired loans	387,236	4,599	4.70	211,119	4,923	9.33	104,127	1,517	5.76
Investment securities	75,224	1,190	6.26	204,989	2,707	5.28	122,016	1,769	5.73

TOTAL INTEREST EARNING ASSETS	$2,586,742	$17,687	2.70%	$2,716,940	$26,676	3.93%	$2,495,218	$25,061	3.97%

Non interest earning assets	61,884			61,711			75,717
Allowance for loan losses	(201,514)			(98,256)			(81,454)
Other assets	7,670			6,262			7,274

TOTAL ASSETS	$2,454,782			$2,686,657			$2,496,755

INTEREST BEARING LIABILITITES

Deposits	$773,165	$2,309	1.18%	$817,802	$5,275	2.58%	$795,313	$6,113	3.04%
Short-term borrowings	546,876	2,058	1.49	698,828	5,044	2.89	607,063	4,796	3.13
Medium and long-term borrowings and placements	417,305	2,266	2.15	409,342	5,209	5.09	370,092	4,213	4.50

TOTAL INTEREST BEARING LIABILITIES	$1,737,346	$6,632	1.51%	$1,925,972	$15,528	3.22%	$1,772,468	$15,122	3.38%

Non interest bearing liabilities and other liabilities	$100,191			$94,720			$115,885

TOTAL LIABILITIES	1,837,537			2,020,692			1,888,353

STOCKHOLDERS’ EQUITY	617,246			665,965			608,402

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,454,782			$2,686,657			$2,496,755

NET INTEREST SPREAD			1.19%			0.70%			0.60%

NET INTEREST INCOME AND NET INTEREST MARGIN		$11,054	1.72%		$11,148	1.66%		$9,939	$1.60%

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED JUNE 30,

	2004			2005

	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE

	(In US$ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$234,564	$1,153	0.97%	$152,344	$2,077	2.71%
Securities purchased under agreements to resell	130,698	1,207	1.83	0	0	n.a. (*)
Loans, net of unearned interest income & commission	1,794,305	22,117	2.44	2,132,427	38,744	3.61
Impaired loans	406,430	10,099	4.91	157,328	6,440	8.14
Investment securities	76,368	2,619	6.78	163,269	4,476	5.45

TOTAL INTEREST EARNING ASSETS	$2,642,364	$37,195	2.78%	$2,605,368	$51,737	3.95%

Non interest earning assets	59,517			68,752
Allowance for loan losses	(209,567)			(89,722)
Other assets	8,060			6,648

TOTAL ASSETS	$2,500,374			$2,591,047

INTEREST BEARING LIABILITITES

Deposits	$741,422	$4,402	1.17%	$806,061	$11,388	2.81%
Short-term borrowings	599,753	4,464	1.47	652,721	9,840	3.00
Medium and long-term borrowings and placements	452,500	5,953	2.60	389,609	9,421	4.81

TOTAL INTEREST BEARING LIABILITIES	$1,793,676	$14,818	1.63%	$1,848,391	$30,650	3.30%

Non interest bearing liabilities and other liabilities	101,218			105,671

TOTAL LIABILITIES	1,894,893			1,954,062

STOCKHOLDERS’ EQUITY	605,481			636,985

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,500,374			$2,591,047

NET INTEREST SPREAD			1.15%			0.65%

NET INTEREST INCOME AND NET INTEREST MARGIN		$22,377	1.70%		$21,087	1.63%

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousands, except percentages & ratios)

	SIX MONTHS ENDED JUN 30/04	FOR THE THREE MONTHS ENDED					SIX MONTHS ENDED JUN 30/05

		JUN 30/04	SEP 30/04	DEC 31/04	MAR 31/05	JUN 30/05

INCOME STATEMENT DATA:
Interest income	$37,195	$17,687	$18,535	$20,422	$26,676	$25,061	$51,737
Interest expense	(14,818)	(6,632)	(7,950)	(11,358)	(15,528)	(15,122)	(30,650)

NET INTEREST INCOME	22,377	11,054	10,585	9,064	11,148	9,939	21,087
Reversal of provision for loan losses	38,976	20,638	27,413	45,010	19,819	5,863	25,682

NET INTEREST INCOME AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	61,353	31,692	37,998	54,074	30,966	15,803	46,769

OTHER INCOME (EXPENSE):

Commission income, net	3,157	1,471	1,569	1,201	1,587	1,024	2,611
Reversal (provision) for losses on off-balance sheet credit risk	(161)	(3,212)	(3,683)	4,715	2,977	(3,286)	(309)
Derivatives and hedging activities	24	(89)	24	0	0	0	0
Recovery of impairment loss on securities	0	0	0	0	10,069	0	10,069
Gain on sale of securities available for sale	332	332	2,589	0	152	93	246
Gain (loss) on foreign currency exchange	(206)	(205)	5	7	(0)	20	20
Other income (expense)	9	1	14	60	1	1	2

NET OTHER INCOME (EXPENSE)	3,156	(1,702)	518	5,984	14,786	(2,147)	12,639

TOTAL OPERATING EXPENSES	(10,415)	(5,727)	(4,792)	(6,145)	(5,633)	(5,616)	(11,249)

NET INCOME	$54,093	$24,263	$33,724	$53,913	$40,119	$8,040	$48,158

NET INCOME AVAILABLE FOR COMMON STOCKHOLDERS	$54,093	$24,263	$33,724	$53,913	$40,119	$8,040	$48,158

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income per share	$1.37	$0.62	$0.86	$1.39	$1.03	$0.21	$1.24
PERFORMANCE RATIOS
Return on average assets	4.35%	3.98%	5.82%	8.85%	6.06%	1.29%	3.75%
Return on average stockholders’ equity	17.97%	15.81%	21.18%	33.15%	24.43%	5.30%	15.25%
Net interest margin	1.70%	1.72%	1.74%	1.46%	1.66%	1.60%	1.63%
Net interest spread	1.15%	1.19%	1.02%	0.58%	0.70%	0.60%	0.65%
Total operating expenses to average assets	0.84%	0.94%	0.83%	1.01%	0.85%	0.90%	0.88%

EXHIBIT VIII

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ millions)

COUNTRY	(A) 30JUN04	(B) 31MAR05	(C) 30JUN05		(C) - (B)	(C) - (A)

ARGENTINA	$360	$102	$91		$(10)	$(269)
BRAZIL	1,254	1,278	1,325		47	71
CHILE	122	340	354		14	232
COLOMBIA	110	209	172		(37)	62
COSTA RICA	59	40	71		31	12
DOMINICAN REPUBLIC	28	81	106		25	78
ECUADOR	95	82	125		44	30
EL SALVADOR	42	66	79		13	37
GUATEMALA	28	40	44		5	16
HONDURAS	2	6	18		12	16
JAMAICA	23	22	52		30	30
MEXICO	251	360	231		(129)	(20)
NICARAGUA	9	2	3		1	(6)
PANAMA	65	80	87		8	23
PERU	108	117	77		(40)	(31)
TRINIDAD & TOBAGO	55	58	59		0	3
VENEZUELA	34	4	22		18	(12)
OTHER	124	8	8	(1)	(0)	(116)

TOTAL CREDIT PORTFOLIO (2)	$2,768	$2,894	$2,925		$30	$157

UNEARNED INCOME AND COMMISSION (3)	(5)	(5)	(4)		1	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$2,763	$2,889	$2,921		$31	$158

(1)	Includes guarantees issued in the amount of US$8 million to a multilateral bank in Honduras.
(2)

Includes book value of loans, fair value of investment securities, securities purchased under agreements to resell, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(3)	Represents unearned income and commission in respect of loans.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday August 11, 2005 at 11:00 a.m. New York City time.  For those interested in participating, please dial (800) 310-8725 in the United States or, if outside the United States, (312) 461-9409.  Participants should give the conference ID# 1024535 to the telephone operator five minutes before the call is set to begin.  There will also be a live audio webcast of the event at www.blx.com.

Bladex’s conference call will become available for review on Conference Replay one hour after the conclusion of the conference, and will remain available through August 17, 2005.  Please dial (888) 203-1112 or (719) 457-0820 and follow the instructions.  The Conference ID# for the replayed call is 1024535.

For more information, please access our website on the Internet at www.blx.com or contact:

Carlos Yap S.
Senior Vice President, Finance
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box 6-1497 El Dorado
Panama City, Panama
Tel: (507) 210-8581
Fax: (507) 269-6333
e-mail address: cyap@blx.com

Investor Relations Firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
e-mail address:  bladex@i-advize.com